March 3, 2009

Jay Ingram
Special Counsel
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re: SmarTire Systems Inc. Preliminary Proxy Statement on Schedule 14A Filed January 15, 200 File No. 0-24209

Dear Mr. Ingram:

This letter has been prepared in response to your request for SmarTire Systems Inc. (the “Company”) to respond to the staff’s comments in a letter dated February 9, 2009 with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company on January 15, 2009.

General

Comment 1:	Please provide a summary term sheet. See Item 14(b)(1) of Schedule 14A.

Response:	The Company has revised the disclosure accordingly on pages 1 to 2 of the Proxy Statement and Information Circular.

Comment 2:	Please revise the filing for the order of your seven proposals to be consistent with the order of the proposals in your notice of the meeting to shareholders.

Response:	The Company has revised the disclosure accordingly on page i of the Proxy Statement and Information Circular.

Comment 3:	It does not appear that shareholders are being asked to approve the first proposal in the Notice of Annual and Special Meeting of Shareholders. Please advise or revise.

Response:
Under Section 185 of the Business Corporations Act (British Columbia), the directors of a company that hold an annual general meeting are required to place the annual financial statements and an auditor’s report on those financial statements before the meeting. However, there is no requirement that shareholders approve the financial statements or the auditor’s report and the Company is not asking shareholders to approve the financial statements.

The Company has revised the disclosure accordingly on page i of the Proxy Statement and Information Circular.

Appointment of Proxy, page 2

Comment 4:	You refer to the enclosed proxy form but the proxy form is not enclosed. Please revise.

Response:	The Company has enclosed the proxy form in the amended Schedule 14A.

Change in Control, page 9

Comment 5:	Please tell us where you have filed as an exhibit the December 4, 2008 voting trust agreement.

Response:
The Company has filed the agreement as an exhibit to the amended Schedule 14A, and also as an exhibit to its Form 10-KSB/A and revised the disclosure accordingly on page 9 of the Proxy Statement and Information Circular.

Proposal 1 – Sale of Assets, page 10

Comment 6:
We note that as of December 11, 2008, you completed the sale of substantially all of your business, comprising substantially all of your assets and certain of your liabilities for a sale price of $2.5 million in cash at closing, plus a minimum earn-out of $500,000.  As this proxy statement solicits authorization for the disposal of a significant business, please revise to include pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim periods.   In this regard, assuming the disposal qualifies as a discontinued operation, present the pro forma operating information for each of the past 2 years and interim periods.  Also, pursuant to Instruction 4(ii) to Item 2.01 Form 8-K and Rule 11-01(b)(2) of Regulation S-X, please file an Item 2.01 8-K to include pro forma financial statements depicting the disposition as required.  Please note that you may not be considered a timely filer since you have not filed the required financials statements for this disposition within the prescribed timeframe and that this may impact your eligibility to use certain forms to register your securities under the Securities Act of 1933.

Response:	The Company does not believe that pro forma financial information is required in the Proxy Statement and Information Circular because the consideration for the sale was in the form of cash.

According to Instruction 2 to Item 14 of Schedule 14A, where the consideration offered to security holders consists wholly of cash, the information required by paragraph (c)(1) of Item 14 for the acquiring company need not be provided unless the information is material to an informed voting decision (e.g., the security holders’ of the target company are voting and financing is not assured). Additionally, if only the security holders of the target company are voting, the financial information in paragraphs (b)(8)—(11) of Item 14 for the acquiring company and the target need not be provided and the information in paragraph (c)(2) of Item 14 for the target company need not be provided.

Also Section 1140.3 of the Division of Corporation Finance’s Financial Reporting Manual provides that when only the shareholders of the target company are solicited and consideration is in the form of cash only, financial statements of the target are not required in the proxy statement. The financial statements of the acquirer are not required unless the information is material to an informed voting decision. Finally, the Financial Reporting Manual states that no pro forma information is required in such a case.

The Company does not believe that the financial statements of Bendix CVS Canada Inc. are material because the Company has received only cash from Bendix. Although the Company could receive an additional amount of up to $500,000 pursuant to the earn-out, this does not mean that the financial condition of Bendix becomes material because any money that the Company receives or is entitled to receive pursuant to the earn-out will only be used to pay down the Company’s substantial debt. A reduction of up to $500,000 in the Company’s debt will not be material because the reduction, when considered in context to the total amount owed, will not result in a significant reduction of the Company’s debt nor will such receipt affect the availability of money to fund the Company’s ongoing operating efforts.

Furthermore, please note that Item 14(8), (9), and (10) of Schedule 14A does not require the Company to include selected financial data, pro forma selected financial data, or pro forma information because the Company is a smaller reporting company. Please see Item 301(c) of Regulation S-K. Also Item 14(11) requires financial information required by Article 11 of Regulation S-X (Pro-Forma Financial Information) with respect to the transaction, if material. However, Rule 8-05 of Regulation S-X, the equivalent rule for the smaller reporting company, only requires pro forma financial information when there is an acquisition, but not when there is a disposition.

Also, the Company does not believe that it needs to file an Item 2.01 of Form 8-K to include pro forma financial statements depicting the disposition because the Company is a smaller reporting company. Item 9.01(b) of Form 8-K states that “[f]or any transaction required to be described in answer to Item 2.01 of this form, furnish any pro forma financial information that would be required pursuant to Article 11 of Regulation S-X or Rule 8-05 of Regulation S-X for smaller reporting companies” (emphasis added). Rule 8-05 of Regulation S-X requires pro forma financial information when there is an acquisition, but not when there is a disposition.

Comment 7:
We note that the proxy statement is soliciting authorization for the disposal of a significant portion of your business.  Please revise to include (or incorporate by reference) your audited financial statements for each of the two most recent fiscal years and unaudited interim period financial statements.  Also, please include your pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim period; if the disposal qualifies as a discontinued operation, the pro forma operating information should be presented for each of the past two years and interim periods.  See the Division of Corporate Finance’s July 2001 Interim Supplement to publicly Available Telephone Interpretations, Section H6 and Item 13 of Schedule 14A.

Response:	The Company does not believe such financial statements are required in the Proxy Statement and Information Circular for the same reasons stated in the Company’s response to Comment 6.

Furthermore, please note that Item 13 of Schedule 14A applies if action is to be taken with respect to any matter specified in Item 11 (Authorization or issuance of securities otherwise than for exchange) or 12 (Modification or exchange of securities) of Schedule 14A. Items 11 and 12 of Schedule 14 do not apply to the Company’s transaction.

Comment 8:	Please reconcile the disclosure that you have completed the sale of substantially all of your business with disclosure elsewhere in the filing that you are asking shareholders to approve the sale.

Response:
Under Section 4.01(1)(k) of the asset purchase agreement between Bendix CVS Canada Inc. and the Company, the Company agreed to convene and hold a special meeting of the shareholders for the purpose of passing special resolutions to ratify the sale, or if the Company is unable to obtain, after using its best efforts to do so, such shareholder ratification of the sale, the Company will use all reasonable commercial efforts to obtain an order of the British Columbia Supreme Court declaring that the disposition of the Company’s undertaking contemplated by the agreement is for valuable consideration to the purchaser who is dealing with the Company in good faith.

Section 301(1) of the Business Corporations Act (British Columbia) provides that a company must not sell, lease or otherwise dispose of all of its undertaking unless (a) it does so in the ordinary course of its business, or (b) it has been authorized to do so by a special resolution. Section 301(3) provides that a disposition of all or substantially all of the undertaking of a company is not invalid merely because the company contravenes Section 301(1), if the disposition is (a) for valuable consideration to a person who is dealing with the company in good faith, or (b) ratified by a special resolution.

The Company completed the sale and is asking its shareholders to ratify the sale pursuant to Section 301 of the Business Corporations Act (British Columbia). If the Company is unable to obtain, after using its best efforts to do so, such shareholder ratification of the sale, the Company intends to use all reasonable commercial efforts to obtain an order of the British Columbia Supreme Court pursuant to the agreement with Bendix CVS Canada Inc.

The Company revised the disclosure accordingly on page 10 of the Proxy Statement and Information Circular and changed the word “approve” with the word “ratify” throughout the document, where appropriate.

Material Terms of Asset Sale, page 10

Comment 9:	Please expand the first bullet to quantify the amount that Xentenial Holdings Limited and its affiliates will receive of the $2.5 million and $500,000.

Response:
The Company collaterally assigned, and granted a security interest in, the rights to all payments due to the Company under the asset purchase agreement to Xentenial Holdings Limited and its affiliates.

Such information is disclosed on pages 11 and 14 of the Proxy Statement and Information Circular.

Comment 10:
Please expand this section to disclose the material terms of the earn-out provisions.  Also, disclose whether your Net TPM Product Sales have exceeded the sales thresholds disclosed in section 2.02 of exhibit 9.1 of your Form 8-K filed December 12, 2008.

Response:	The Company has revised the disclosure accordingly on page 10 of the Proxy Statement and Information Circular.

Comment 11:	Please provide a narrative discussion of (1) the liabilities that you will retain after the sale of assets and (2) the assets that you will retain after the sale, including how they are valued.

Response:	The Company has revised the disclosure accordingly on page 11 of the Proxy Statement and Information Circular.

Comment 12:
Please tell us where you have filed as exhibits the liquidation agreement and the bridge note.  We note the references to the agreement and the bridge note in the ninth and tenth bullets of this section.

Response:	The Company has filed these documents as exhibits to Form 10-KSB/A and has revised the disclosure accordingly on pages 11 and 12 of the Proxy Statement and Information Circular.

Comment 13:
Please disclose the material terms of the liquidation agreement and the winding down of your business.  We note the disclosure on page 21 of your form 10-KSB for the fiscal year ended July 31, 2008 that you agreed to a “wind down plan” in connection with the liquidation agreement.

Response:	The Company has revised the disclosure accordingly on pages 11 to 12 of the Proxy Statement and Information Circular.

Reasons for the Asset Sale, page 11

Comment 14:
Please disclose your discussions and negotiations for the sale of your assets with parties other than Bendix CVS Canada, Inc.  For example, we note the disclosure of (1) three parties interested in purchasing your assets in the fourth bullet of this section and (2) significant due diligence efforts by all potential buyers in the fifth bullet of this section.

Response:	The Company has revised the disclosure accordingly on page 12 of the Proxy Statement and Information Circular.

Comment 15:	Please expand the disclosure to discuss the negotiations with Bendix. We note the reference on page 12 to negotiate the best possible terms with Bendix.

Response:	The Company has revised the disclosure accordingly on page 13 of the Proxy Statement and Information Circular.

Comment 16:
Please provide the disclosure required by Item 14(b)(6) of Schedule 14A.  We note the disclosure in the (1) fifth bullet of this section that two consultants aided in developing a valuation and (2) the last paragraph on page 12 that the board’s evaluation was based on the advice of their financial advisors.

Response:
Item 14(b)(6) of Schedule 14A is applicable if (1) a report, opinion, or appraisal materially relating to the transaction has been received from an outside party and (2) is referred to in the proxy statement.

No reports, opinions, or appraisals were provided by these consultants.  The consultants were engaged to (1) help identify and contact multiple potential buyers to create an auction situation that would generate the highest possible sale price, and (2) provide expertise with respect to the sale process, including guidance on due diligence and negotiation of critical terms.  While the Company’s board considered the input given by the consultants, along with other factors, in reaching its conclusion to approve the asset sale, no reports, opinions or appraisals were part of such consideration.

Please note that the proxy statement did not refer to any report, opinion, or appraisal received from an outside party, but merely stated that the consultants assisted the Company in developing a valuation. However, the Company removed the sentence and revised the paragraph at issue on page 13 of the Proxy Statement and Information Circular.

Accordingly, the Company believes that no additional disclosure is required pursuant to Item 14(b)(6) of Schedule 14A.

Comment 17:	If the board conducted any material analyses regarding the consideration to be received for the sale of assets, please tell us why you have not disclosed these analyses.

Response:	The Company has revised the disclosure on page 13 of the Proxy Statement and Information Circular accordingly.

Comment 18:	Please disclose how the board determined the consideration to be received for the sale in recommending investors vote for the proposal.

Response:	The Company has revised the disclosure on page 13 of the Proxy Statement and Information Circular accordingly.

Comment 19:
Please disclose whether the board believes the proposed sale was fair to and in the best interests of shareholders.  We note the disclosure in the second paragraph on page 12 that the board determined the proposed sale would be in your best interest.

Response:
The Company has revised the disclosure on page 13 of the Proxy Statement and Information Circular to state that the board believes the proposed sale was fair to and in the best interests of shareholders.

Comment 20:
Please tell us, with a view to disclosure, whether the board considered in recommending the sale that Bendix does not assume any portion of the $44 million of debt obligations but acquired substantially all of the assets.  We note the disclosure on page 13 of the debt obligations.

Response:
The board considered in recommending the sale that Bendix does not assume any portion of the $44 million of debt obligations but acquired substantially all of the assets.  Based on discussions with multiple potential buyers throughout the sale process, no buyer was willing to assume any of the debt obligations in connection with a sale of our business.    The Company has revised the disclosure accordingly on page 12 of the Proxy Statement and Information Circular.

Shareholder Rights after the Asset Sale, page 13

Comment 21:
Please tell us, with a view to disclosure, whether you intend to have the convertible debt of $44 million converted into shares of your common stock.  We note the disclosure (1) on page 13 of your Form 10-KSB that you are obligated to issue approximately 537 billion shares of common stock under all your securities and commitments as of December 19, 2008 and (2) on pages F-2 and F-27 of your Form 10-KSB that you have an unlimited number of authorized common shares.

Response:
On December 19, 2008, Xentenial Holdings Limited, a wholly owned subsidiary of YA Global Investments LP, elected to convert $987,500 face value and $77,736 accrued interest, relating to five separate convertible debentures held by Xentenial Holdings Limited, into the Company’s common shares.  In response the Company issued 13,315,450,000 common shares.  After the conversion, the Company had 19,342,461,198 common shares outstanding, of which Xentenial was the holder of 13,315,450,000, or 68.8%, of the Company’s total outstanding common shares.  This conversion was completed pursuant to the terms of a Voting Arrangement Agreement dated December 4, 2008 completed in connection with the Asset Sale. The remainder of the outstanding convertible debentures and convertible preferred stock is convertible at the sole discretion of the holders.  The holders have no obligations to the Company to convert any additional principal or interest.

The Company has revised the disclosure accordingly on page 9 of the Proxy Statement and Information Circular.

Comment 22:
Please tell us whether the sale of assets is the first step in a going private transaction.  For example, we note the disclosure (1) in this section that you do not expect to become current with your SEC filings in the foreseeable future, and (2) in the last full paragraph on page 13 that you do not expect to satisfy your outstanding liabilities and fund operating expenses.

Response:
The Company does not intend to engage in a going private transaction. However, the Company currently lacks the financial resources necessary to fund the review and audit of the Company’s financial statements by its independent auditors. The Company plans to become current with its SEC filings if and when it has sufficient financial resources to do so.

Comment 23:	Please tell us when you plan to file your Form 10-Q for the quarter ended October 31, 2008.

Response:
Please see the response to Comment 22. The Company currently lacks the financial resources necessary to fund the review of the Company’s interim financial statements by its independent auditors as required by Rule 8-03 of Regulation S-X. Until the review has been completed, the Company is unable to file the Form 10-Q for the quarter ended October 31, 2008. The Company plans to file the Form 10-Q if and when the Company has sufficient financial resources to file the Form 10-Q.

Our Business after the Asset Sale, page 13

Comment 24:	Please expand this section to (1) briefly describe the patents and (2) disclose the amount you have received from pursuing litigation in connection with prior infringements.

Response:	The Company has revised the disclosure accordingly on page 14 of the Proxy Statement and Information Circular.

Comment 25:	Please quantify the amount of assets and liabilities you will retain after the asset sale.

Response:	The Company has revised the disclosure accordingly on page 14 of the Proxy Statement and Information Circular.

Comment 26:
Please expand this section to discuss the (1) projected budget through December 31, 2009 disclosed in the first bullet on page 11 of this filing and (2) the wind down plan disclosed on page 21 of your Form 10-KSB.

Response:	The Company has revised the disclosure accordingly on page 15 of the Proxy Statement and Information Circular.

Very truly yours,

/s/ David A. Dodge

David A. Dodge
Interim Chief Financial Officer